UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2019

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of September 30, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

	Notes	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5	245,099	297,929
Short-term investments	6	2,829,449	2,770,589
Accounts receivable from card issuers	7	12,514,248	9,244,608
Trade accounts receivable		81,341	44,616
Recoverable taxes		67,313	56,918
Prepaid expenses		21,500	15,066
Derivative financial instruments		1,009	1,195
Other assets		129,208	6,860

		15,889,167	12,437,781
Non-current assets
Receivables from related parties	13	7,652	8,095
Deferred tax assets	8	240,410	262,668
Other assets		11,746	8,507
Investment in associate		21,709	2,237
Property and equipment	9	478,896	266,273
Intangible assets	10	367,150	307,657

		1,127,563	855,437

Total assets		17,016,730	13,293,218

Liabilities and equity
Current liabilities
Accounts payable to clients	11	5,717,991	4,996,102
Trade accounts payable		92,044	117,836
Loans and financing	12	1,036,051	761,056
Obligations to FIDC senior quota holders	12	1,740,466	16,646
Labor and social security liabilities		120,712	96,732
Taxes payable		40,032	51,569
Derivative financial instruments		359	586
Other accounts payable		20,070	14,248

		8,767,725	6,054,775
Non-current liabilities
Loans and financing	12	471,465	1,395
Obligations to FIDC senior quota holders	12	2,032,988	2,057,925
Deferred tax liabilities	8	100,455	80,223
Provision for contingencies		3,822	1,242
Other accounts payable		5,150	4,667

		2,613,880	2,145,452

Total liabilities		11,381,605	8,200,227
Equity	14
Issued capital		62	62
Capital reserve		5,375,015	5,351,873
Other comprehensive income		(77,576)	(56,334)
Retained earnings (Accumulated losses)		338,008	(202,276)

Equity attributable to owners of the parent		5,635,509	5,093,325
Non-controlling interests		(384)	(334)

Total equity		5,635,125	5,092,991

Total liabilities and equity		17,016,730	13,293,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit and other comprehensive income

For the three and nine months ended September 30, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30				Three months ended September 30
	Notes	2019		2018		2019		2018
Net revenue from transaction activities and other services			539,942		340,215		193,928		136,122
Net revenue from subscription services and equipment rental			239,947		144,162		94,161		59,163
Financial income			883,708		545,484		335,075		212,422
Other financial income			129,517		19,950		47,985		6,376

Total revenue and income	16		1,793,114		1,049,811		671,149		414,083
Cost of services			(298,659)		(221,769)		(112,495)		(80,708)
Administrative expenses			(213,348)		(179,502)		(71,207)		(62,136)
Selling expenses			(251,612)		(131,450)		(101,653)		(50,044)
Financial expenses, net			(246,586)		(226,013)		(101,175)		(83,432)
Other operating expenses, net			(55,226)		(27,705)		(11,441)		(6,909)

	17		(1,065,431)		(786,439)		(397,971)		(283,229)
Gain (loss) on investment in associates			331		(316)		860		62

Profit before income taxes			728,014		263,056		274,038		130,916
Current income tax and social contribution	8		(134,821)		(104,177)		(60,175)		(54,607)
Deferred income tax and social contribution	8		(52,959)		19,283		(22,518)		14,139

Net income for the period			540,234		178,162		191,345		90,448

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value through other comprehensive income			(20,333)		10,582		4,775		3,057
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Net loss on equity instruments designated at fair value through other comprehensive income			(909)		—		(582)		—

Other comprehensive income (loss) for the period, net of tax			(21,242)		10,582		4,193		3,057

Total comprehensive income for the period, net of tax			518,992		188,744		195,538		93,505

Net income attributable to:
Owners of the parent			540,284		173,852		191,189		88,823
Non-controlling interests			(50)		4,310		156		1,625
Total comprehensive income attributable to:
Owners of the parent			519,042		184,264		195,382		91,952
Non-controlling interests			(50)		4,480		156		1,553
Earnings per share
Basic earnings per share for the period attributable to owners of the parent	15	R$	1.95	R$	0.78	R$	0.69	R$	0.40
Diluted earnings per share for the period attributable to owners of the parent	15	R$	1.91	R$	0.78	R$	0.68	R$	0.40

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the nine months ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

	Attributable to owners of the parent
		Capital reserve
	Issued capital	Additional paid-in capital	Transactions among shareholders	Other reserves	Total	Other comprehensive income	Retained earnings (Accumulated losses)	Total	Non-controlling interest	Total
Balance as of January 1, 2018	46	1,190,902	(237,517)	14,364	967,749	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	—	3,240	—	—	3,240	—	—	3,240	—	3,240
Repurchase of shares	—	—	—	(142,440)	(142,440)	—	—	(142,440)	—	(142,440)
Reclassification of share-based payments liability to equity	—	—	—	199,665	199,665	—	—	199,665	—	199,665
Grant of share-based payments	—	—	—	19,615	19,615	—	—	19,615	—	19,615
Net income for the period	—	—	—	—	—	—	173,852	173,852	4,310	178,162
Other comprehensive income for the period	—	—	—	—	—	10,412	—	10,412	170	10,582

Balance as of September 30, 2018 (unaudited)	46	1,194,142	(237,517)	91,204	1,047,829	(32,651)	(329,656)	685,568	18,539	704,107

Balance as of December 31, 2018	62	5,440,047	(223,676)	135,502	5,351,873	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Share-based payments	—	—	—	23,142	23,142	—	—	23,142	—	23,142
Net income for the period	—	—	—	—	—	—	540,284	540,284	(50)	540,234
Other comprehensive income for the period	—	—	—	—	—	(21,242)	—	(21,242)	—	(21,242)

Balance as of September 30, 2019 (unaudited)	62	5,440,047	(223,676)	158,644	5,375,015	(77,576)	338,008	5,635,509	(384)	5,635,125

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the nine months ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

		Nine months ended September 30
	Notes	2019	2018
Operating activities
Net income for the period		540,234	178,162

Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	17	107,704	64,474
Deferred income tax expenses	8	52,959	(19,283)
Loss (gain) on investment in associates		(331)	316
Other financial costs and foreign exchange, net		55,699	102,986
Provision for contingencies		2,206	432
Share-based payments expense		23,142	24,816
Allowance for doubtful accounts		26,832	15,687
Loss on disposal of property, equipment and intangible assets	9/10	6,432	23,370
Onerous contract		—	(415)
Remeasurement of previously held interest in subsidiary acquired		—	(21,441)
Fair value adjustment in derivatives		(41)	—
Working capital adjustments:
Accounts receivable from card issuers		(3,267,907)	(1,361,083)
Receivables from related parties		3,912	252
Recoverable taxes		(54,518)	(67,024)
Prepaid expenses		(6,434)	(16,397)
Trade accounts receivable and other assets		(85,621)	(34,366)
Accounts payable to clients		(163,926)	395,851
Taxes payable		159,151	106,522
Labor and social security liabilities		23,980	46,021
Provision for contingencies		374	(24)
Other liabilities		(20,157)	22,379
Interest paid	12	(117,608)	(76,996)
Interest income received, net of costs		852,193	356,399
Income tax paid		(126,565)	(30,605)

Net cash used in operating activities		(1,988,290)	(289,967)

Investing activities
Purchases of property and equipment	9	(314,215)	(125,298)
Purchases and development of intangible assets	10	(47,656)	(34,104)
Proceeds from (acquisition of) subsidiary, net of cash acquired		—	(2,940)
Proceeds from (acquisition of) short-term investments, net		59,787	59,256
Proceeds from the disposal of non-current assets		1,009	4,305
Acquisition of interest in associates		(11,452)	(1,465)

Net cash used in investing activities		(312,527)	(100,246)

Financing activities
Proceeds from borrowings	12	838,648	—
Payment of borrowings	12	(211,579)	(787)
Proceeds from FIDC senior quota holders	12	1,640,000	10,000
Payment of leases	12	(19,302)	(9,008)
Capital increase, net of transaction costs	14	—	3,240
Repurchase of shares		—	(63,230)
Acquisition of non-controlling interests		(659)	(23,200)

Net cash (used in) provided by financing activities		2,247,108	(82,985)

Effect of foreign exchange on cash and cash equivalents		879	4,834

Change in cash and cash equivalents		(52,830)	(468,364)

Cash and cash equivalents at beginning of period	5	297,929	641,952
Cash and cash equivalents at end of period	5	245,099	173,588

Change in cash and cash equivalents		(52,830)	(468,364)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2019

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 69.23% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The Group controls three investment funds known as Fundo de Investimento em Direitos Creditórios (“FIDC”): (i) TAPSO FIDC (“FIDC TAPSO”) which provides working capital solution to clients, (ii) FIDC Bancos Emissores de Cartão de Crédito—Stone (“FIDC AR 1”) and (iii) FIDC Bancos Emissores de Cartão de Crédito—Stone II (“FIDC AR 2”) used as funding sources to raise capital. A FIDC is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables, such as credit card receivable.

The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2019 and 2018 were approved at the Board of Directors’ meeting on November 12, 2019.

1.1.	Initial Public Offering and Follow On

The Company completed its Initial Public Offering (“IPO”) in October 2018, and received net proceeds of R$ 4,299,695, with R$ 75,774 of offering expenses.

The Company completed a follow-on in April 2019, in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2019	December 31, 2018
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamento S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2019	December 31, 2018
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	99.99
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	99.99
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	61.79
Mundipagg Tecnologia em Pagamentos S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	99.98
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”) (a)	Brazil	Financial services	100.00	—
Stone Logística Ltda. (“Stone Logística”) (b)	Brazil	Logistic services	100.00	—
PDCA S.A. (“PDCA”) (c)	Brazil	Merchant acquiring	100.00	—
FIDC TAPSO	Brazil	Receivables investment fund	100.00	100.00
FIDC AR 1	Brazil	Receivables investment fund	100.00	100.00
FIDC AR 2	Brazil	Receivables investment fund	100.00	100.00

(a)

On July 22, 2019, the Company obtained a license from Brazilian Central Bank to offer credit as Sociedade de Crédito Direto (SCD). On August 5, 2019 the Stone Sociedade de Crédito (Stone SCD) was formed with the purpose of providing credit to clients on a digital platform.

(b)	In September the Company started operating the subsidiary Stone Logística, which was formed to provide faster and more efficient service to its clients.
(c)

On July 29, 2019, the Company executed a binding memorandum of understanding to create a partnership with Grupo Globo, the largest media conglomerate in Brazil. The partnership will combine Stone’s experience in technology and payments with Grupo Globo’s deep expertise in media and marketing to create a heavyweight contender in the micro-merchant space. On August 20, 2019, the PDCA was formed to receive the operation of the partnership, as described. The closing of the transaction is subject to certain conditions, including approval by the anti-trust authorities.

2.2.	Associates

			% Groups’s equity interest
Entity name	Country of Incorporation	Principal activities	September 30, 2019	December 31, 2018
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”)	Brazil	Technology services	36.44	27.06
Collact Serviços Digitais Ltda. (“Collact”)	Brazil	Technology services	25.00	—
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Brazil	Technology services	33.33	—
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Brazil	Technology services	25.00	—

In April, 2019, the Group acquired additional 9,38% interest in Linked Gourmet Soluções para Restaurantes S.A (“Linked”) through capital increase of R$ 2,000, the initial acquisition occurred in 2018.

On February 6, 2019, the Group acquired a 25.0% interest in Collact Serviços Digitais Ltda. (“Collact”), a private company based in the State of São Paulo, Brazil, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

On June 4, 2019, the Group acquired a 33,33% interest in VHSYS Sistema de Gestão S.A. (“VHSYS”), a private company based in the State of Paraná, Brazil, for R$ 13,785 payables until January 2020. The Group also holds an option to acquire an additional interest in the period from 1 to 2 years counted from the date of the initial acquisition. In case of the acquisition of the additional interest, the Group will hold 50% of its corporate capital. VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

On August 27, 2019, the Group acquired a 25,00% interest in Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”), a private company based in the State of São Paulo, Brazil, for R$ 1,688. The Group already paid R$ 666 on August 27, 2019 and will pay the remaining value in three equal portions in 90, 180 and 270 days, respectively, after the date of the initial acquisition. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition. In case of the acquisition of the additional interest, the Group will hold 50% of its corporate capital. Tablet Cloud is a white label Point of Sale and simple ERP application focused on small and medium businesses with simpler needs. The application runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

Each of the options described above have been determined in accordance with pre-determined formulas and there were no relevant changes for the quarter.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2019 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

(i)	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

The Group has adopted IFRS 16 – Leases from January 1, 2019, applying the modified retrospective approach, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 – Leases and IFRIC 4—Determining Whether an Arrangement Contains a Lease at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.8% per year.

Impact of adoption on the statement of financial position (increase/(decrease)) as of January 1, 2019 is as follows:

2019
Assets
Property and equipment (Offices)	35,213
Property and equipment (Vehicles)	5,722

Total assets	40,935

Liabilities
Loans and financing	40,935
Deferred tax liabilities	—

Total liabilities	40,935

Impact of adoption on the statement of profit or loss (increase/(decrease)) for the nine and three months ended September 30, 2019 is as follows:

	Nine months	Three months
Depreciation expense (included in Cost of services)	(471)	(238)
Depreciation expense (included in Administrative expenses)	(9,432)	(3,947)
Depreciation expense (included in Selling expenses)	(6,883)	(2,987)
Amortization expense	(993)	(993)
Financial expenses, net	(2,984)	(1,653)
Deferred income tax and social contribution	1,366	1,156
Rent expense (included in Cost of services and Administrative expenses)	16,709	6,381

Expense for the period	(2,688)	(2,281)

Attributable to:
Equity holders of the parent	(2,688)	(2,281)
Non-controlling interests	—	—

From January 1, 2019, the payments of leases (principal and interest) were classified as financing activities, except short- term lease and lease of low-value assets (classified in operating activity), in accordance with IFRS 16 and IAS 6 – Statement of Cash Flows, reducing the cash flows of this activity. The impact of adoption on the statement of cash flows (increase/(decrease)) for the nine months ended September 30, 2019 is as follows:

September 30, 2019
Net cash flows from operating activities	19,397
Net cash flows from financing activities	(16,709)

There is no impact on other comprehensive income and the basic and diluted EPS.

a)	Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of Offices, Pin Pads & POS, software, vehicles and other equipment.

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16:

•	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. The Group has also reclassified for better presentation the assets under finance leases according with IAS 17 previously classified in each of the classes mentioned on item a).

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of Offices, Pin Pads & POS, software, vehicles and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

c)	Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices	Vehicles	Software	Total	Lease liabilities
As of December 31, 2018	—	—	—	—	—
Initial adoption of IFRS 16	35,213	5,722	—	40,935	40,935
As of January 1, 2019	35,213	5,722	—	40,935	40,935
Additions	52,584	4,922	35,746	93,252	93,252
Depreciation expense	(12,752)	(4,034)	(993)	(17,779)	—
Interest expense	—	—	—	—	2,984
Payments	—	—	—	—	(16,709)
Disposals	(20)	(164)	—	(184)	(221)

As of September 30, 2019	75,025	6,446	34,753	116,224	120,241

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations were applied for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3.3.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2018 and no retrospective adjustments were made.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	September 30, 2019	December 31, 2018
Short-term bank deposits—denominated in R$	224,611	235,488
Short-term bank deposits—denominated in US$	20,488	62,441

	245,099	297,929

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

6.	Short-term investments

	September 30, 2019	December 31, 2018
Listed securities (a)
Bonds	2,811,539	2,752,743
Unlisted securities (b)
Investment funds	10,004	9,328
Equity securities	7,906	8,518

	2,829,449	2,770,589

(a)

Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of September 30, 2019, listed securities are mainly indexed to 99% CDI rate (2018 – 95% CDI rate).

(b)

Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market and whose fair value is determined using valuation techniques. The Group uses its judgment to select a method and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI.

Short-term investments are classified as financial assets measured at fair value through profit or loss, unless otherwise elected and indicated, and as Level 1 and 2 under the fair value level hierarchy, as described in Note 19. Short-term investments are denominated in Brazilian Reais, U.S. dollars and EURO.

7.	Accounts receivable from card issuers

	September 30, 2019	December 31, 2018
Accounts receivable from card issuers (a)	12,426,594	9,195,466
Accounts receivable from other acquirers (b)	94,566	54,968
Allowance for expected credit losses	(6,912)	(5,826)

	12,514,248	9,244,608

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of September 30, 2019, R$ 4,182,954 of the total Accounts receivable from card issuers are held by FIDC AR 1 and FIDC AR 2 (December 31, 2018— R$ 2,166,132). Accounts receivable held by FIDCs guarantee the obligations to FIDC senior quota holders.

8.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
Profit before income taxes	728,014	263,056	274,038	130,916
Brazilian statutory rate	34%	34%	34%	34%

Tax (expense) at the statutory rate	(247,525)	(89,439)	(93,173)	(44,511)

Additions (exclusions):
Gain (loss) from entities not subject to the payment of income taxes	32,963	(4,400)	12,125	(726)
Other permanent differences	5,346	(1,499)	(1,729)	(998)
Equity pickup on associates	113	—	293	129
Unrecorded deferred taxes	(959)	(2,743)	(482)	(3,218)
Use of tax losses previously unrecorded	5,585	446	—	446
Previously unrecognized deferred income tax	594	—	(59)	(234)
Unrealized gain on previously held interest on acquisition	—	7,290	—	7,290
Tax incentives	3,378	1,839	(746)	1,009
Interest on capital	6,994	—	—	—
Research and development tax benefit	5,731	3,612	1,078	345

Total income tax and social contribution (expense)	(187,780)	(84,894)	(82,693)	(40,468)

Effective tax rate	26%	32%	30%	31%
Current income tax and social contribution	(134,821)	(104,177)	(60,175)	(54,607)
Deferred income tax and social contribution	(52,959)	19,283	(22,518)	14,139

Total income tax and social contribution (expense)	(187,780)	(84,894)	(82,693)	(40,468)

(b) Deferred income taxes

Net changes in deferred income taxes relate to the following:

2019
Beginning balance	182,445

Losses available for offsetting against future taxable income	(32,961)
Tax credit carryforward	(1,114)
Temporary differences under FIDC	(20,523)
Amortization of intangible assets acquired in business combinations	3,876
Changes in FVOCI	10,660
Share based compensation	3,878
Technological innovation benefit	(3,731)
Others	(2,574)

Final balance	139,955

Deferred tax assets on tax losses	137,746
Deferred tax assets on temporary differences (a)	102,664
Deferred tax liabilities (b)	(100,455)

Deferred tax, net	139,955

(a)	The main temporary differences are the tax credit on assets measured at FVOCI and under expenses carryforward.
(b)	The main deferred tax liabilities are under intangible assets acquired in business combination and FIDC.

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards in StoneCo Brasil of R$ 410 (December 31, 2018 – R$ 3,397) for which a deferred tax asset was not recognized, and in the Group’s other subsidiaries of R$ 1,667 (December 31, 2018 – R$ 2,042) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

9.	Property and equipment

	Balance at 12/31/2018	Additions	Disposals	Balance at 09/30/2019
Cost
Pin Pads & POS	254,961	190,528	(11,270)	434,219
IT equipment	75,354	9,670	(388)	84,636
Facilities	21,125	297	—	21,422
Machinery and equipment	14,222	2,027	(9)	16,240
Furniture and fixtures	6,849	2,878	(140)	9,587
Vehicles	90	—	—	90
Construction in progress	—	18	(18)	—
Right-of-use assets—Vehicles (a)	—	10,644	(524)	10,120
Right-of-use assets—Offices (a)	—	87,797	(25)	87,772

	372,601	303,859	(12,374)	664,086
Depreciation
Pin Pads & POS	(69,744)	(51,099)	4,758	(116,085)
IT equipment	(21,783)	(9,866)	55	(31,594)
Facilities	(7,559)	(3,148)	—	(10,707)
Machinery and equipment	(5,844)	(2,439)	10	(8,273)
Furniture and fixtures	(1,354)	(701)	7	(2,048)
Vehicles	(44)	(18)	—	(62)
Right-of-use assets—Vehicles (a)	—	(4,034)	360	(3,674)
Right-of-use assets—Offices (a)	—	(12,752)	5	(12,747)

	(106,328)	(84,057)	5,195	(185,190)

Property and equipment, net	266,273	219,802	(7,179)	478,896

(a)	Refers to IFRS 16 adoption. More details on Note 3.2.

In September the Group paid in advance to suppliers of POS R$ 102,437. These payments were registered in “Other assets” in the statement of financial position and in “Purchases of property and equipment” in the statement of cash flows.

Assets with a net book value of R$ 7,179 and R$ 3,804 were disposed off by the Group during the nine and three months ended September 30, 2019, for proceeds of R$ 1,009 and R$ 138 resulting in a net loss on disposal of R$ 6,170 and R$ 3,666, respectively.

Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
Cost of services	58,143	37,696	23,803	15,170
General and administrative expenses	49,561	26,778	20,052	9,279

Depreciation and Amortization charges	107,704	64,474	43,855	24,449

Depreciation charge	84,057	46,077	33,769	18,165
Amortization charge (Note 10)	23,647	18,397	10,086	6,284

Depreciation and Amortization charges	107,704	64,474	43,855	24,449

10.	Intangible assets

	Balance at 12/31/2018	Additions	Disposals	Transfers	Balance at 09/30/2019
Cost
Goodwill—acquisition of subsidiaries	143,194	—	—	—	143,194
Customer relationship	99,428	—	(60)	—	99,368
Trademark use right	12,491	—	—	—	12,491
Trademarks and patents	1,704	28	—	—	1,732
Software	95,683	31,716	(24,327)	17,077	120,149
Licenses for use—payment arrangements	11,437	88	(7)	—	11,518
Software in progress	17,116	15,824	(146)	(17,077)	15,717
Right-of-use assets—Software (a)	—	35,746	—	—	35,746
Others	726	—	(726)	—	—

	381,779	83,402	(25,266)	—	439,915
Amortization
Customer relationship	(26,571)	(7,865)	60	—	(34,376)
Trademark use right	(12,491)	—	—	—	(12,491)
Trademarks and patents	(113)	(251)	—	—	(364)
Software	(30,346)	(12,463)	23,674	—	(19,135)
Licenses for use—payment arrangements	(3,514)	(1,893)	1	—	(5,406)
Right-of-use assets—Software (a)	—	(993)	—	—	(993)
Others	(1,087)	(182)	1,269	—	—

	(74,122)	(23,647)	25,004	—	(72,765)

Intangible assets, net	307,657	59,755	(262)	—	367,150

(a)	Refers to IFRS 16 adoption. More details on Note 3.2.

Impairment of intangible assets

As of September 30, 2019, there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test in December 2018, concluding that there was no need to recognize impairment losses on the carrying value of goodwill and intangible assets with indefinite lives. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

As of September 30, 2019, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2018.

11.	Accounts payable to clients

Accounts payable to clients represents amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

As of September 30, 2019, accounts payable to clients were R$ 5,717,991 (December 31, 2018 – R$ 4,996,102).

12.	Loans and financing

	Balance at December 31, 2018	Additions	Payment	Interest	Balance at September 30, 2019
Obligations to FIDC AR quota holders (a)	2,064,333	1,620,000	(67,868)	136,925	3,753,390
Obligations to FIDC TAPSO quota holders	10,238	20,000	(10,734)	561	20,065
Leases (b)	3,674	134,187	(19,302)	3,152	121,711
Bank borrowings (c)	750	441,170	(203,058)	1,799	240,661
Debentures (d)	—	397,478	(6,521)	5,358	396,315
Loans with private entities	758,027	—	(41,006)	31,807	748,828

Total	2,837,022	2,612,835	(348,489)	179,602	5,280,970

Current	777,702				2,716,437
Non-current	2,059,320				2,504,453

(a)	Includes third series of senior quotas for FIDC AR II issued in June 2019 for 24 months.
(b)	Additions refers to IFRS 16 R$ 40,935 initial impact (see Note 3.2) and R$ 93,252 for the period of nine months ended in September 30, 2019.
(c)

The balance mainly refers to two issuances of Cédula de Crédito Bancário (“CCB”), a type of bank borrowing. The first one was contracted on June 21, 2019 and fully paid after 30 days. The second one was contracted on September 09, 2019, in the amount of R$ 180,000, maturing in December, 2019.

(d)

On June 12, 2019 the Company approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures will be secured by Stone’s accounts receivable from card issuers and will bear interest at a rate of 101.4% of the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate.

The Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
Sales of services
Associates (legal and administration services)*	4	409	4	73

	4	409	4	73
Purchases of goods and services
Entity controlled management personnel**	(11,181)	(4,689)	(2,723)	(1,790)
Associates (transaction services)***	(156)	(397)	(156)	(272)

	(11,337)	(5,086)	(2,879)	(2,062)

*	In 2018, it was related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.
**	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.
***	Related to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2019	December 31, 2018
Receivables from related parties
Associates	400	13
Loans to key management personnel	7,252	8,082

	7,652	8,095

As of September 30, 2019, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Equity

i.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

ii.	Subscribed and paid-in capital and capital reserve

In October, 2018, in connection with the IPO, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the issuances and reclassifications of shares during the nine months ended in September 30, 2019:

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total
At December 31, 2018	125,697,438	151,482,561	277,179,999

Issuance	35,655	—	35,655
Vested awards	151,182	—	151,182
Convertion	52,556,787	(52,556,787)	—

At September 30, 2019	178,441,062	98,925,774	277,366,836

In April 2019, during the follow-on public offering, the vesting of some RSU awards was accelerated. Accordingly, Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

Also, in April, 2019, upon a lock-up period end, some shareholders converted Class B shares to Class A shares.

15.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

During 2019 and 2018, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•

A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
Profit attributable to Owners of the parent	540,284	173,852	191,189	88,823
Less: Loss allocated to participating shares of Group companies	—	(81)	—	(10)

Numerator of basic and diluted EPS	540,284	173,933	191,189	88,833

The Group granted RSU and stock options (Note 18), which are included in diluted EPS calculation.

The following table contains the earnings per share of the Group for the nine and three months ended September 30, 2019 and 2018 (in thousands except share and per share amounts):

	Nine months ended in September 30		Three months ended in September 30
	2019	2018	2019	2018
Numerator of basic EPS	540,284	173,933	191,189	88,833
Equals acquisition	—	23,129	—	68,632
Weighted average number of outstanding shares	277,304,426	222,781,629	277,366,836	221,836,422

Denominator of basic EPS	277,304,426	222,804,758	277,366,836	221,905,054
Basic earnings per share—R$	1.95	0.78	0.69	0.40
	Nine months ended in September 30		Three months ended in September 30
	2019	2018	2019	2018
Numerator of diluted EPS	540,284	173,933	191,189	88,833
Equals acquisition	—	23,129	—	68,632
Share-based payments	4,977,890	579,295	4,803,483	1,718,996
Weighted average number of outstanding shares	277,304,426	222,781,629	277,366,836	221,836,422

Denominator of diluted EPS	282,282,317	223,384,053	282,170,319	223,624,050
Diluted earnings per share—R$	1.91	0.78	0.68	0.40

16.	Total revenue and income

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
Transaction activities and other services	603,466	392,052	217,134	156,439
(-) Taxes and contributions on revenue	(63,509)	(51,827)	(23,205)	(20,309)
(-) Other deductions	(15)	(10)	(1)	(8)

Net revenue from transaction activities and other services	539,942	340,215	193,928	136,122
Equipment rental and subscription services	266,694	159,417	105,074	65,243
(-) Taxes and contributions on revenue	(24,625)	(14,568)	(9,497)	(5,904)
(-) Other deductions	(2,122)	(687)	(1,416)	(176)

Net revenue from subscription services and equipment rental	239,947	144,162	94,161	59,163
Financial income	928,920	573,048	351,159	222,693
(-) Taxes and contributions on financial income	(45,212)	(27,564)	(16,084)	(10,271)

Net Financial income	883,708	545,484	335,075	212,422
Other financial income (a)	129,517	19,950	47,985	6,376

Total revenue and income	1,793,114	1,049,811	671,149	414,083

Timing of revenue recognition
Transferred at a point in time	539,942	340,215	193,928	136,122
Transferred over time	1,253,172	709,596	477,221	277,961

Total revenue and income	1,793,114	1,049,811	671,149	414,083

(a)	Other financial income mainly includes interest accrued in bank saving accounts.

17.	Expenses by nature

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
Personnel expenses	427,231	280,707	150,283	117,130
Financial expenses (a)	246,586	226,013	101,175	83,432
Transaction and client services costs (b)	136,623	111,141	50,677	38,079
Depreciation and amortization	107,704	64,474	43,855	24,449
Marketing expenses and sales commissions (c)	51,111	27,647	25,869	10,170
Third parties services	48,457	29,087	14,893	10,851
Facilities expenses	21,921	25,292	7,329	9,430
Travel expenses	20,813	13,984	5,827	4,998
Other	4,985	8,094	(1,937)	(15,310)

Total expenses	1,065,431	786,439	397,971	283,229

(a)

Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.
(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

18.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following items refer to the outstanding plans at September 30, 2019.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par. These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

These incentive shares were exchanged for StoneCo Ltd. Class A common shares upon the consummation of the IPO, but remain with the previous lock-up period.

Restricted share units

In September 2018, the Group granted new awards of restricted share units (“RSUs”). In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 5,261,256 awards (including Phantom Shares converted to RSUs) as RSU, and, of which approximately 6% are vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years.

In April 2019 in connection with the follow-on offering, the company accelerated the vesting of 151,182 Class A common shares, net of withholding taxes, underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in the offering and/or to sell Class A common shares in the open market on or around the closing of this offering.

In August 2019, the Group granted new 9,437 awards as RSUs and also cancelled 527,350 of the prior issue. These new awards granted are similar to the granted in September 2018, except for the vesting period that are vested 15% until 5 years, 20% until 7 years and 65% until 10 years.

Stock options

In September 2018, the Group issued 135,198 awards as stock options, of which approximately 77% have exercise date in 5 years, 5% in 7 years and 18% in 10 years.

In August 2019 the Group granted new 5,160 awards, of which approximately 50% have exercise date in 3 years and 50% in 5 years. The group also cancelled 105,588 awards of the previously issue.

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

The total expense, including taxes and social charges, recognized for the programs for the nine and three months period ended September 30, 2019 was R$ 49,831 and R$ 11,356, respectively.

19.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2018. There have been no changes in the risk management department or in any risk management policies since the year end.

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At September 30, 2019
Short-term investments	—	2,821,543	7,906	2,829,449
Accounts receivable from card issuers	—	—	12,514,248	12,514,248
Trade accounts receivable	81,341	—	—	81,341
Derivative financial instruments	—	1,009		1,009
Other assets	140,954	—	—	140,954

	222,295	2,822,552	12,522,154	15,567,001

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2018
Short-term investments	—	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	—	—	9,244,608	9,244,608
Trade accounts receivable	44,616	—	—	44,616
Derivative financial instruments	—	1,195	—	1,195
Other assets	15,367	—	—	15,367

	59,983	2,763,266	9,253,126	12,076,375

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total
At September 30, 2019
Accounts payable to clients	5,717,991	—	5,717,991
Trade accounts payable	92,044	—	92,044
Loans and financing	1,447,436	—	1,447,436
Obligations to FIDC senior quota holders	3,773,454	—	3,773,454
Derivative financial instruments	—	359	359
Other accounts payable	25,220	—	25,220

	11,056,145	359	11,056,504

	Amortized cost	FVPL	Total
At December 31, 2018
Accounts payable to clients	4,996,102	—	4,996,102
Trade accounts payable	117,836	—	117,836
Loans and financing	762,451	—	762,451
Obligations to FIDC senior quota holders	2,074,571	—	2,074,571
Derivative financial instruments	—	586	586
Other accounts payable	14,248	—	14,248

	7,965,208	586	7,965,794

(iii)	Fair value estimation

a)	Fair value hierarchy

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I—quoted prices in active markets for identical assets or liabilities;

•	Level II—other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III—techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the nine months ended September 30, 2019, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

b)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	September 30, 2019			December 31, 2018
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Short-term investments (1)	7,666	7,666	I	8,278	8,278	I
Short-term investments (1)	2,821,783	2,821,783	II	2,762,310	2,762,310	II
Accounts receivable from card issuers (2)	12,514,248	12,514,248	II	9,244,608	9,244,608	II
Trade accounts receivable (3)	81,341	81,341	II	44,616	44,616	II
Derivative financial instruments (4)	1,009	1,009	II	1,195	1,195	II
Other assets (3)	140,954	140,954	II	15,367	15,367	II

	15,567,001	15,567,001		12,076,374	12,076,374

Financial liabilities
Accounts payable to clients (5)	5,717,991	5,630,990	II	4,996,102	4,898,949	II
Trade accounts payable (3)	92,044	92,044	II	117,836	117,836	II
Loans and financing (5)	1,447,436	1,441,727	II	762,451	747,651	II
Obligations to FIDC senior quota holders (5)	3,773,454	3,713,887	II	2,074,571	2,045,397	II
Derivative financial instruments (4)	359	359	II	586	586	II
Other accounts payable (3)	25,220	25,220	II	18,916	18,916	II

	11,056,504.20	10,904,227		7,970,462	7,829,335

(1)	The carrying values of short-term investments approximate their fair values due to their short-term nature.
(2)

Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)

The carrying values of trade accounts receivable, other assets, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)

Accounts payable to clients, loans and financing, and obligations to FIDC senior quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

(iv)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of September 30, 2019, and December 31, 2018, the Group has no financial instruments that meet the conditions for recognition on a net basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2019.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
Name: Thiago dos Santos Piau
Title: Chief Executive Officer